SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In June 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			19,517,097		0.1242	0.1242

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	29	191,634	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	30	1,790	0.00000	0.00
			Total Conversion ADRs (Out)		193,424		0.00
Shares	Common	Direct with the Company	Exerc Options	10	35,500	1.83284	65,065.82
Shares	Common	Direct with the Company	Exerc Options	17	85,100	0.64106	54,554.21
Shares	Common	Direct with the Company	Exerc Options	17	55,125	1.83284	101,035.30
Shares	Common	Direct with the Company	Exerc Options	17	59,750	2.03648	121,679.68
Shares	Common	Direct with the Company	Exerc Options	17	46,000	3.86096	177,604.16
Shares	Common	Direct with the Company	Exerc Options	27	30,465	11.97200	364,726.98
			Total Sell		311,940		884,666.15

Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	13,344	19.34	258,072.96
Shares	Common	Direct with the Company	Plan of Shares Acquisition	21	54,607	18.58	1,014,598.06
Shares	Common	Direct with the Company	Plan of Shares Acquisition	24	27,060	18.48	500,068.80
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	19,494	18.71	364,732.74
			Total Buy		114,505		2,137,472.56

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			19,126,238		0.1217	0.1217

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In June 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	29	191,634	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	30	1,790	0.00000	0.00
			Total Conversion ADRs (In)		193,424		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	29	40,341	5.84	235,594.83
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	30	26,135	5.91	154,458.76
			Total Buy		66,476		390,053.59

ADR (*)	Common	Direct with the Company	Exerc Options	29	29,625	1.4755762	43,713.94
ADR (*)	Common	Direct with the Company	Exerc Options	29	110,500	0.1346541	14,879.28
ADR (*)	Common	Direct with the Company	Exerc Options	29	44,475	1.3576368	60,380.90
ADR (*)	Common	Direct with the Company	Exerc Options	29	47,375	2.4616509	116,620.71
ADR (*)	Common	Direct with the Company	Exerc Options	30	27,925	5.5312000	154,458.76
			Total Sell		259,900		390,053.59

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer